SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Virage Logic Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

92763R104

(CUSIP Number)

Jean A.W. Schreurs

c/o NXP B.V.

High Tech Campus 60

5656 AG

Eindhoven, The Netherlands

+31-40-27-28686

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 16, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92763R104

1.	Name of Reporting Person NXP B.V.

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO(1)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,500,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,500,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 9.77%(2)

14.	Type of Reporting Person OO

(1)	See Item 3 below.
(2)

The calculation of the percentage of outstanding shares of Virage Logic Corporation (the “Issuer”) common stock held by NXP B.V. is based on 23,096,293 shares of the Issuer’s common stock outstanding as of August 31, 2009, as disclosed to NXP pursuant to the Asset Purchase Agreement, dated as of October 9, 2009 (the “Purchase Agreement”), plus 2,500,000 shares of common stock issued pursuant to the Purchase Agreement.

CUSIP No. 92763R104

1.	Name of Reporting Person KASLION Acquisition B.V.

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO(3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,500,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,500,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 9.77%(4)

14.	Type of Reporting Person OO

(3)	See Item 3 below.
(4)	See footnote 2 above.

CUSIP No. 92763R104

1.	Name of Reporting Person KASLION Holding B.V.

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO(5)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,500,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,500,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 9.77%(6)

14.	Type of Reporting Person OO

(5)	See Item 3 below.
(6)	See footnote 2 above.

CUSIP No. 92763R104

1.	Name of Reporting Person KASLION S.à r.l.

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO(7)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,500,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,500,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 9.77%(8)

14.	Type of Reporting Person OO

(7)	See Item 3 below.
(8)	See footnote 2 above.

Item 1.	Security and Issuer.

This statement relates to the shares of Common Stock, par value $0.001 per share (“Common Stock”), of Virage Logic Corporation, a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 47100 Bayside Parkway, Fremont, California 94538.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed jointly by NXP B.V., a limited liability company organized under the laws of The Netherlands (“NXP”), its sole shareholder, KASLION Acquisition B.V., a limited liability company organized under the laws of The Netherlands, KASLION Holding B.V., a limited liability company organized under the laws of The Netherlands, and KASLION S.à r.l., a company organized under the laws of Luxembourg (collectively, the “Reporting Persons”).

The name of each executive officer and director of NXP B.V., KASLION Acquisition B.V., KASLION Holding B.V. and KASLION S.à r.l. (collectively, the “Executive Officers and Directors”) is set forth in Schedule I hereto and is incorporated by reference herein.

(b)  The principal executive offices of NXP and KASLION Acquisition B.V. are located at High Tech Campus 60, 5656 AG, Eindhoven, The Netherlands. The principal executive offices of KASLION Holding B.V. are located at Fred. Roeskestraat 123 1Hg, 1076 EE, Amsterdam, The Netherlands, and the principal executive offices of KASLION S.à r.l. are located at 61 Rue de Rollingergrund, L-2440 Luxembourg, Luxembourg.

The business address for each Executive Officer and Director is set forth in Schedule I hereto and is incorporated by reference herein.

(c) The principal business of NXP is the manufacture and supply of application-specific semiconductors and related semiconductor components.  KASLION Acquisition B.V. is principally engaged in the business of serving as the sole shareholder of NXP.  KASLION Holding B.V. is principally engaged in the business of holding shares in KASLION Acquisition B.V.  KASLION S.à r.l. is principally engaged in the business of holding shares in KASLION Holding B.V. The present principal occupation or employment of each Executive Officer and Director is set forth in Schedule I hereto and is incorporated by reference herein.

(d)  During the past five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any Executive Officer or Director, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the past five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any Executive Officer or Director, has been a party to a civil proceeding of judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

(f)  The citizenship of each Executive Officer and Director is set forth in Schedule I hereto and is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 16, 2009 (the “Closing Date”), pursuant to an Asset Purchase Agreement, dated as of October 9, 2009 (the “Purchase Agreement”), between NXP and the Issuer, NXP completed the sale to the Issuer of certain assets (the “Assets”) used by NXP  within its Corporate Innovation & Technology division in providing design, maintenance and support of certain semiconductor intellectual property blocks for semiconductor integrated circuit designs in the advanced CMOS (complimentary metal-oxide-semiconductor) domain.

In partial consideration for the Assets, the Issuer issued 2,500,000 shares (the “Shares”) of its Common Stock to NXP.

A copy of the Purchase Agreement is included as Exhibit 2 hereto and the description of the Purchase Agreement contained herein is qualified in its entirety by reference to Exhibit 2, which is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The information provided in Item 3 above is hereby incorporated by reference.

As part of its ongoing review of its interest in the Issuer, the Reporting Persons at any time and from time to time may explore a variety of alternatives and may (a) acquire additional shares of Common Stock on the open market, on a privately negotiated basis or otherwise, (b) subject to the restrictions set forth in the Purchase Agreement and described in Item 6 below, sell all or any part of the shares of Common Stock held by them pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), in privately negotiated transactions, in sales registered or exempt from registration under the Securities Act or otherwise, (c) distribute shares of Common Stock to various of their affiliates, or (d) engage in any combination of the foregoing.  Subject to applicable law and the Purchase Agreement, the Reporting Persons may enter into or unwind derivative transactions, hedging transactions or alternative structures with respect to shares of Common Stock held by them.  Any open market or privately negotiated purchases, sales, distributions or other transactions by the Reporting Persons may be made at any time without additional prior notice, subject to the terms of the Purchase Agreement.

Any alternative that the Reporting Persons pursue will depend upon a variety of factors, including without limitation, current and anticipated future trading prices of the Common Stock, the financial condition, results of operations and prospects of the Issuer and the Reporting Persons and general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, general stock market conditions, tax considerations and other factors.

Also, consistent with their investment intent, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer, one or more members of the board of directors of the Issuer and/or any other persons regarding the Issuer.  Further, the Reporting Persons reserve the right to act in concert with any other shareholder of the Issuer, or other persons, for common purposes should they determine to do so, and/or to recommend courses of action to the Issuer’s management, board of directors and shareholders.

Any of the foregoing actions could involve one or more events referred to in clauses (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

The information contained on the cover pages to this Schedule 13D is hereby incorporated herein by reference.

All calculations of percentage ownership in this Schedule 13D are based on 23,096,293 shares of the Issuer’s Common Stock outstanding as of August 31, 2009, as disclosed to NXP in the Purchase Agreement, plus 2,500,000 shares of Common Stock issued pursuant to the Purchase Agreement.

(a)  As of November 16, 2009, NXP beneficially owns an aggregate of 2,500,000 shares, or 9.77% of the outstanding shares of Common Stock.  KASLION Acquisition B.V., as sole shareholder of NXP controls NXP and accordingly, may be deemed to beneficially own the shares of Common Stock held by NXP.  KASLION Acquisition B.V. disclaims such beneficial ownership, except to the extent of its pecuniary interest in such shares.

KASLION Holding B.V., the majority shareholder of KASLION Acquisition B.V., controls KASLION Acquisition B.V. and accordingly, may be deemed to beneficially own the shares of Common Stock held by NXP.  KASLION Holding B.V. disclaims such beneficial ownership, except to the extent of its pecuniary interest in such shares.

KASLION S.à r.l., the sole shareholder of KASLION Holding B.V., controls KASLION Holding B.V. and accordingly, may be deemed to beneficially own the shares of Common Stock held by NXP.  KASLION S.à r.l. disclaims such beneficial ownership, except to the extent of its pecuniary interest in such shares.

To the best of the Reporting Persons’ knowledge, none of the individuals listed in Schedule I beneficially own any shares of Common Stock.

(b)  See rows 7 — 10 of each cover page for information on the power to vote or direct the vote and the power to dispose or direct the disposition of shares of Common Stock by the Reporting Persons.

(c)  Except as set forth in this Schedule 13D,  none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any Executive Officer or Director has effected any transactions in shares of Common Stock during the past 60 days.

(d)  No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock reported in Item 5(a).

(e)  Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information provided in Item 3 above is hereby incorporated by reference.

Purchase Agreement

Pursuant to the Purchase Agreement, the Shares are subject to certain transfer restrictions during the 30-month period following the Closing Date (the “Lock-Up Period”).  In general, and subject to certain exceptions, during the Lock-up Period, NXP may not sell, contract to sell, exchange, transfer, pledge, distribute or otherwise dispose of, directly or indirectly (“Transfer”), the Shares. On the first day of each of the 16 calendar months following May 16, 2010, 100,000 Shares will be released from the transfer restrictions, and on October 1, 2011, an additional 66,667 Shares will be released.  All Shares that remain restricted on May 17, 2012 will be released from the transfer restrictions on that date.

In addition to the transfer restrictions set forth above, NXP also has agreed to certain volume limitations with respect to Transfers of the Shares.  During the Lock-up Period, NXP may not, in any 30-day period, Transfer a number of Shares that is more than the greater of (x) 250,000 and (y) a number of Shares that is 10 times the average trading volume of the Common Stock for the 60 daily trading sessions immediately before the date of NXP’s proposed sale.  Furthermore, except as described below, NXP must retain a sufficient number of Shares to satisfy the Issuer’s repurchase option described below.

Notwithstanding the transfer and volume-based restrictions described above, and so long as NXP retains a sufficient number of Shares to satisfy the Issuer’s repurchase option described below, NXP may effect certain transfers pursuant to block transactions not cleared through a securities exchange, provided that NXP is not permitted to transfer Shares to certain specified ineligible buyers.  In the event that NXP proposes to transfer at least 250,000 Shares in such a transaction, NXP must provide the Issuer notice of its intent to complete such a transaction, following which the Issuer will have 15 days to arrange an alternative block transaction.  If the Issuer does not arrange an alternative transaction and NXP proceeds with the proposed transfer of Shares, the purchaser of such Shares must agree to be bound by certain of the transfer restrictions described above, provided that the reference to 250,000 shares in the volume restriction described in the paragraph above will be to 300,000.

Notwithstanding the transfer and volume-based restrictions described above, and so long as NXP is able to satisfy the Issuer’s repurchase option described below (other than in the case of Transfers pursuant to the first bullet below), NXP may Transfer the Shares in the following circumstances:

•                  pursuant to any tender offer, exchange offer, merger, sale of the Issuer, reclassification, reorganization, recapitalization or other transaction that has been approved or recommended by the board of directors of the Issuer;

•                  in the event the Issuer exercises its repurchase option, as described below;

•                  to an affiliate of NXP; and

•                  as a pledge of NXP’s assets pursuant to a bona fide financing transaction or in any bona fide execution against such pledge by the secured party.

In general, any such permitted transferees or pledgees, pursuant to the third and fourth bullets above, respectively, must agree to the transfer and volume-based restrictions set forth in the Purchase Agreement.

In addition, during the Lock-up Period, one-third of the Shares will be subject to a right of repurchase by the Issuer at escalating purchase prices over the 30 months after the Closing Date.  For repurchases on or prior to November 16, 2010, the per share price at which Shares are repurchased would be approximately $6.22 (which represents approximately 115% of $5.412, which is the average closing price of the Common Stock on the Nasdaq Global Market on the 10 trading days ending the trading day before the Closing Date (such average, the “Reference Price”)).  For repurchases following November 16, 2010 and on or prior to November 16, 2011, the per share price at which Shares are repurchased would be approximately $7.04 (which represents approximately 130% of the Reference Price).  For repurchases following November 16, 2011 but prior to the end of the Lock-Up Period, the per share price at which Shares are repurchased would be approximately $7.85 (which represents approximately 145% of the Reference Price).

The description of the Purchase Agreement contained herein is qualified in its entirety by reference to Exhibit 2, which is incorporated herein by reference.

In addition, NXP may pledge all or part of the Shares under its existing credit facility and indentures.

Other than the Purchase Agreement, and if NXP pledges all or part of the Shares under its credit facility and indentures, any pledge agreements, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any of the Executive Officers or Directors, and any person with respect to the Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Document Description
1	Joint Filing Agreement

2

Asset Purchase Agreement, dated October 9, 2009, between NXP B.V. and Virage Logic Corporation (incorporated by reference to Exhibit 2.1 of Form 8-K/A filed by Virage Logic Corporation on November 9, 2009 (File No. 000-31089))**

** Portions of this exhibit have been omitted and filed separately with the Commission pursuant to a request for confidential treatment

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2009	NXP B.V.

	By:	/s/ Karl-Henrik Sundström
		Name:	Karl-Henrik Sundström
		Title:	Executive Vice President, Chief Financial Officer and Member of the Board of Management

KASLION ACQUISITION B.V.

	By:	/s/ Karl-Henrik Sundström
Name: Karl-Henrik Sundström
Title: Member of the Management Board

KASLION HOLDING B.V.

By: ATC Management B.V., as director

		By:	/s/ Pieter Hallebeek
Name: Pieter Hallebeek
Title: Director

		By:	/s/ Ronald Rosenboom
Name: Ronald Rosenboom
Title: Director

	By:	/s/ Wolfgang Michael Zettel
Name: Wolfgang Michael Zettel
Title: Director

KASLION S.À R.L.

By:	/s/ Ailbhe Jennings
Name: Ailbhe Jennings
Title: Director

By:	/s/ Wolfgang Michael Zettel
Name: Wolfgang Michael Zettel
Title: Director and Manager

SCHEDULE I

The name, citizenship and present principal occupation or employment of each executive officer and director of NXP B.V., KASLION Acquisition B.V., KASLION Holding B.V. and KASLION S.à r.l. are set forth below.  Unless otherwise stated, the business address for each executive officer and director of (i) NXP B.V. and KASLION Acquisition B.V. is High Tech Campus 60, 5656 AG Eindhoven, The Netherlands, (ii) KASLION Holding B.V. is Fred. Roeskestraat 123 1Hg, 1076 EE, Amsterdam, The Netherlands, and (iii) KASLION S.à r.l. is 61 Rue de Rollingergrund, L-2440 Luxembourg, Luxembourg.

Name	Present Principal Occupation or Employment
NXP B.V.

Richard L. Clemmer Citizen of the United States	Chairman of the Board of Management, President and Chief Executive Officer of NXP

Karl-Henrik Sundström Citizen of Sweden	Member of the Board of Management of NXP, Executive Vice President and Chief Financial Officer of NXP

Peter Leahy Bonfield Citizen of the United Kingdom	Chairman Supervisory Board of NXP, also holding non executive directorships at LM Ericsson, TSMC, Mentor Graphics and Sony

Egon Durban Citizen of Germany	Member of the Supervisory Board of NXP, and Managing Director of Silver Lake Partners

Ian Loring Citizen of the United States	Member of the Supervisory Board of NXP, and Managing Director of Bain Capital Partners

Michel Plantevin Citizen of France	Member of the Supervisory Board of NXP, and Managing Director of Bain Capital Partners

Johannes Huth Citizen of Germany	Member of the Supervisory Board of NXP, and Managing Director of KKR Europe

Eric Paul Coutinho Citizen of the Netherlands	Member of the Supervisory Board of NXP, and is Chief Legal Officer of Royal Philips Electronics and a member of its Group Management Committee

Richard Charles Wilson Citizen of the United Kingdom	Member of the Supervisory Board of NXP, and is a Partner of Apax Partners

Adam Herbert Clammer Citizen of the United States	Member of the Supervisory Board of NXP, and is with KKR

Christopher Paul Belden Citizen of the United States	Member of the Management Team, Senior Vice President Operations

Guido Rudolf Clemens Dierick	Member of the Management Team, Senior

Name	Present Principal Occupation or Employment
Citizen of the Netherlands	Vice President and General Counsel

Alexander Friedrich Michael Everke Citizen of Germany	Member of the Management Team, Executive Vice President and General Manager Multimarket Semiconductors Business Unit

Mark Arjen Hamersma Citizen of the Netherlands	Member of the Management Team, Senior Vice President Business Development

Pieter Hendricus Kleij Citizen of the Netherlands	Member of the Management Team, Senior Vice President, Human Resource Management

Christos Lagomichos Citizen of Greece	Member of the Management Team, Executive Vice President and General Manager Home Business Unit

Michael Edward Noonen Citizen of the United States	Member of the Management Team, Senior Vice President Global Sales

René Gerardus Maria Penning de Vries Citizen of the Netherlands	Member of the Management Team, Senior Vice President and Chief Technology Officer

Eckhard Ruediger Stroh Citizen of Germany	Member of the Management Team, Senior Vice President and General Manager Identification Business

KASLION Acquisition B.V.

Richard L. Clemmer Citizen of the United States	Chairman of the Management Board of KASLION Acquisition B.V., and President and CEO of NXP

Karl-Henrik Sundström Citizen of Sweden	Member of the Management Board of KASLION Acquisition B.V., and CFO of NXP

Egon Durban Citizen of Germany	Member Supervisory Board of KASLION Acquisition B.V., and Managing Director of Silver Lake Partners

Ian Loring Citizen of the United States	Member Supervisory Board of KASLION Acquisition B.V., and Managing Director of Bain Capital Partners

Michel Plantevin Citizen of France	Member Supervisory Board of KASLION Acquisition B.V., and Managing Director of Bain Capital Partners

Johannes Huth Citizen of Germany	Chairman Supervisory Board of KASLION Acquisition B.V., and Managing Director of KKR Europe

Name	Present Principal Occupation or Employment
Eric Paul Coutinho Citizen of the Netherlands	Member Supervisory Board of KASLION Acquisition B.V., and is Chief Legal Officer of Royal Philips Electronics and a member of its Group Management Committee

Richard Charles Wilson Citizen of the United Kingdom	Member Supervisory Board of KASLION Acquisition B.V., and Partner of Apax Partners

Adam Herbert Clammer Citizen of the United States	Member Supervisory Board of KASLION Acquisition B.V., and is Director at KKR

KASLION Holding B.V.

Eric Maria Jozef Thyssen Citizen of Belgium	Director of KASLION Holding B.V., and Managing Partner of Alpinvest

Robertus Nicolaas de Jong Citizen of the Netherlands	Director of KASLION Holding B.V., and Principal at Alpinvest

Wolfgang Michael Zettel Citizen of Germany	Director of KASLION Holding B.V., and Manager of KASLION S.à r.l.

Mike Colato Citizen of the United Kingdom	Director of KASLION Holding B.V., and CFO — International at Bain Capital

Isabelle Geneviève Maria Probstel Citizen of France	Director of KASLION Holding B.V., and CFO at Apax Partners

Egon Durban Citizen of Germany	Director of KASLION Holding B.V., and Managing Director of Silver Lake Partners

ATC Management B.V. A limited liability company organized under the laws of The Netherlands	Director of KASLION Holding B.V.

KASLION S.à r.l.

Wolfgang Michael Zettel Citizen of Germany	Director and Manager of KASLION S.à r.l.

Ailbhe Jennings Citizen of Ireland	Director of KASLION S.à r.l., and Director at Huntington European Properties

Eric Thyssen Citizen of Belgium	Director of KASLION S.à r.l., and Managing Partner of Alpinvest

Egon Durban Citizen of Germany	Director of KASLION S.à r.l., and Managing Director of Silver Lake Partners

Isabelle Probstel Citizen of France	Director of KASLION S.à r.l., and CFO at Apax Partners

EXHIBIT INDEX

Exhibit	Document Description
1	Joint Filing Agreement

2

Asset Purchase Agreement, dated October 9, 2009, between NXP B.V. and Virage Logic Corporation (incorporated by reference to Exhibit 2.1 of Form 8-K/A filed by Virage Logic Corporation on November 9, 2009 (File No. 000-31089))**

** Portions of this exhibit have been omitted and filed separately with the Commission pursuant to a request for confidential treatment